UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Replan
Paulínia Refinery

Petrobras Financial Performance

1Q20

TABLE OF CONTENTS

Message from the CEO	3
Consolidated Results	6
Net Revenues	6
Cost of Goods Sold	8
Operating Expenses	8
Adjusted EBITDA	9
Financial Results	11
Net Income	11
Impairment	12
Special Itens	13
CAPEX	14
Portfolio Management	16
Liquidity and Capital Resources	17
Debt	19
Results per Segment	20
Exploration and Production	20
Refining	22
Gas and Power	23
Reconciliation of Adjusted EBITDA	24
Financial Statements	25
Financial information by business area	28
Glossary	35

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 1Q20 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

MESSAGE FROM THE CEO

We express our solidarity with the victims of the global pandemic, at the same time as we are deeply grateful to the health professionals who have been standing out as true heroes in the war against the COVID-19 disease.
The global pandemic threatens our lives and our livelihood. The main public health measure resulted in a global, synchronized and deep recession, absent the knowledge of more effective options. The global oil and gas industry has been hit hard and is facing its worst crisis in the last 100 years.

We tried to react quickly to face the challenges ahead of us, by, first of all, prioritizing the  health of our employees and the financial health of Petrobras.

Among other measures, we have adopted home office  and the reduction of operations teams - today we have only 10% of the staff in the offices and 50% in operations – combined with strict cleaning of the facilities, use of personal protective equipment (PPE), selection, testing and quarantining of suspected cases. Thanks to the digital revolution and the commitment of its employees, Petrobras continues operating normally and acting quickly, as the crisis requires.

Exercising good corporate citizenship, we joined efforts to mitigate the effects of COVID-19 on the Brazilian population through the donation of R$ 30 million, comprising RT-PCR test kits, PPEs, medical and hygiene materials and 3 million liters of fuel to supply vehicles for public and philanthropic hospitals. Additionally, we shared knowledge from our scientists and part of the capacity of our supercomputers for research related to COVID-19.

As it is tradition, our employees have engaged in voluntary initiatives aimed at minimizing the impact of the pandemic on the poorest communities.

We favored liquidity, drawing down revolving credit facilities and postponing cash disbursements, such as those related to executives’ wages, variable compensation payments and the remaining portion of dividends. We reduced Capex in US$ 3.5 billion for this year, mothballed 62 platforms operating in shallow waters that, in a scenario of low Brent prices, started to bleed cash and we are renegotiating contracts with major suppliers aiming at extending payment terms and reducing prices.

We ended the first quarter of 2020 with a cash balance of US$ 15.5 billion, what implied a debt increase of only US$ 2.1 billion compared to December 2019, as in the first two months of the year we had continued to reduce the company's debt. The increase in short term debt does not mean we gave up on the strategic objective of pursuing a gross debt of US$ 60 billion. We are implementing several actions that, among other consequences, will act to restrict cash consumption and will eliminate the need to resort to new net financing.

In the prevailing environment of uncertainty, we decided to maintain a much higher cash balance during the crisis than before, which in the short term has a negative impact on the return on capital employed, but which also does not mean abandoning the goal of maximizing it to create value over time.

Simultaneously with the use of emergency measures, we are working to ensure that Petrobras comes out much stronger in the recovery from this recession. We are confident that by intensifying the execution of the strategy put in place since the beginning of 2019, together with the acceleration of the digital transformation is the best path to generate value.

The recent creation of a logistics executive officer and the strengthening of marketing and sales activities were quickly reflected into a more aggressive stance in crude oil exports - which in April reached a historical record of 1 million barrels per day - and fuel oil and bunker oil exports. Given the reduced level of variable costs in our E&P operations and the hedging strategy put in place, exports contribute to cash generation in the short term, partially offsetting the effect of the deep contraction in domestic fuel demand. This movement anticipates the preparation to thrive in a more competitive environment in the future.

The growth in exports and the reduction in the refineries utilization factor contributed to avoid the build-up of excess inventory, one of the most serious problems that affect the oil industry today.

In contrast to what happened in 2008-2009, we are predicting a slow recovery in global economic activity and, consequently, in demand for fuels. The nature of the shock is different, more powerful. The sudden loss of income is accelerating the financial leverage of families, companies and governments and the uncertainties associated with the lack of a vaccine, that may only be available in 2021, and the political and trade tensions between the US and China, a country that plays a critical role in the global supply chain also hinder the vigorous recovery of the global economy.

In the specific case of oil, the execution of the production cuts promised by members of OPEC+ is quite uncertain given the long history of non-compliance and the temptation caused by the need to generate cash for some of its members. The behavioral changes generated during the social distancing phase and the governmental incentives to replace fossil fuels are other factors that lead us to have a more cautious view on the evolution of oil prices over the next few years.

We are reinforcing capital allocation discipline by carrying out a complete revision of our oil and gas exploration and production projects portfolio to decide which ones will be effectively implemented or reviewed in a price scenario of slow recovery to a level of $ 50/bbl. Competition for capital between projects has become more fierce and only those that pass this stress test will survive. We raised the bar, seeking to maximize returns on capital employed.

The relentless search for low costs is one of the pillars of our strategy and the global recession only reinforces the urgency of its execution. This year we aim to reduce administrative and operating costs by at least US$ 2 billion and we are taking several measures to promote a permanent reduction in the fixed cost structure.

The recent approval of a more attractive voluntary dismissal program (PDV) resulted in the immediate enrollment of approximately 1,200 employees in April, totaling more than 3,000 who will leave the company by the end of this year, and we expect more enrollments in May and June.

Our Board of Directors approved a change in the self-management model of AMS - Supplementary Medical Assistance so that, through a professional and focused management, we shall have an operation at significantly lower costs, more efficient and capable of providing services of a far superior quality compared to the current standard. We estimate that the change will result in savings of R$ 6.2 billion over the next ten years.

After four years and a long negotiation process, we were able to obtain the approval from the regulatory agencies for the new plan to deal with the deficit of our pension fund, Petros. Petros has been the target of several assaults, as determined in the context of Greenfield operation, that caused severe damages.

The divestment program remains intact although it may suffer delays. In particular, we are confident that at least a significant part of the refinery sales shall have purchase and sale contracts concluded by the end of 2020.

The global recession did not significantly affect the company’s performance in 1Q20, which is expected to happen in the following quarters. For instance, free cash flow was US$ 5.9 billion, much higher than the US$ 3.1 billion of 1Q19.

However, the 1Q20 results were considerably impacted by impairments of US$ 13.4 billion, as a result of carrying the impairment tests, implying a non-recurring loss of US$ 9.7 billion, without any effects on Petrobras' cash flow. We consider that our strong commitment to transparency must always prevail and we decided to apply the test as soon as possible, considering new price and FX scenarios.

The assets that had their values adjusted are mostly oil fields in shallow and deep waters, whose investment decision was made in the past and based on more optimistic expectations for long-term prices. We are not surprised by its devaluation in a more challenging environment.

The net loss in no way affects Petrobras' health and sustainability. This is a quite different situation from the one experienced in 2014-2015, when the company was facing two crisis, one financial and another moral, and the impairments at that time reflected the company’s vulnerability.

We will move forward with a balance sheet more connected to the market reality and a focus on value generation, continually pursuing returns on capital employed above the cost of capital.

To reach this objective, it is crucial to continue implementing the long-term strategy enriched by the lessons we are learning from this crisis and which will help us to operate more efficiently and at lower costs.

We continue to work with courage and optimism, confident that with the contribution of its highly competent professionals and world-class assets, Petrobras will become an increasingly stronger and value-generating company.

Main items

Table 1 - Main items*

				Variation (%)
R$ million	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Sales revenues	75,469	81,771	70,856	(7.7)	6.5
Gross profit	31,615	37,056	24,833	(14.7)	27.3
Operating expenses	(75,616)	(22,057)	(11,302)	242.8	569.0
Net Income (Loss) - Petrobras Shareholders	(48,523)	8,153	4,031	(695.2)	(1303.7)
Recurring Net Income (Loss) - Petrobras shareholders*	(4,637)	12,926	5,113	(135.9)	(190.7)
Net cash provided by operating activities	34,991	30,693	17,749	14.0	97.1
Free Cash Flow	26,664	23,243	11,875	14.7	124.5
Adjusted EBITDA	37,504	36,529	27,487	2.7	36.4
Recurring Adjusted EBITDA *	36,925	37,242	28,917	(0.9)	27.7
Gross debt (US$ million)	89,237	87,121	106,007	2.4	(15.8)
Net Debt (US$ million)	73,131	78,861	95,525	(7.3)	(23.4)
Net Debt/LTM Adjusted EBITDA (x) **	2.73	2.46	3.19	(10.9)	(14.4)
Average Selling Dollar	4.47	4.12	3.77	8.5	18.6
Brent crude (US$/bbl)	50.26	63.25	63.20	(20.5)	(20.5)
Domestic basic oil products price (R$/bbl)	286.63	308.56	277.82	(7.1)	3.2
TRI (total recordable injuries per million men-hour frequency rate)	0.65	0.76	0.93	(14.5)	(30.1)

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section

** Ratio calculated in BRL

Consolidated Result

Net revenues

Table 2 - Net revenues by product

				Variation (%)
R$ million	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Diesel	18,023	23,086	20,420	(21.9)	(11.7)
Gasoline	8,327	10,367	8,844	(19.7)	(5.8)
Liquefied petroleum gas (LPG)	4,010	4,051	3,806	(1.0)	5.4
Aviation Kerosene (QAV)	3,721	4,033	3,685	(7.7)	1.0
Naphtha	2,976	1,738	1,584	71.2	87.9
Fuel oil (including bunker)	1,165	1,047	1,077	11.3	8.2
Other petroleum products	3,069	3,406	3,148	(9.9)	(2.5)
Subtotal Oil Products	41,291	47,728	42,564	(13.5)	(3.0)
Natural gas	5,372	6,152	5,713	(12.7)	(6.0)
Renewable and nitrogenous	117	177	299	(33.9)	(60.9)
Revenues from non-exercized rights	407	564	620	(27.8)	(34.4)
Electricity	1,250	1,597	1,874	(21.7)	(33.3)
Services, agency and others	703	962	1,240	(26.9)	(43.3)
Total domestic market	49,140	57,180	52,310	(14.1)	(6.1)
Exports of petroleum, oil products and others	24,711	22,368	14,534	10.5	70.0
Sales from foreign subsidiaries	1,618	2,223	4,012	(27.2)	(59.7)
Total external market	26,329	24,591	18,546	7.1	42.0
Total	75,469	81,771	70,856	(7.7)	6.5

Net revenues decreased 7.7% in 1Q20, compared to 4Q19 due to the drop in Brent prices and to the lower sales volume of oil by-products in the domestic market, mainly diesel, gasoline and jet fuel. These products were the most affected ones by the impacts of the social distancing measures implemented in response to the COVID-19 pandemic as of March. Diesel, gasoline and LPG were also subject to seasonal effects in the period, as industrial activity is stronger in the fourth quarter and temperatures are lower. Revenues from natural gas fell 12.7% due to the lower demand and prices.

On the other hand, exported volumes, especially of crude oil, increased significantly, with records achieved in January and February. During those months, the decrease in Brent prices was still moderate when compared to March, resulting in 10.5% increase in export revenues. Despite the lower production in the quarter, we carried out exports that were in progress in the 4Q19.

It is important to highlight that, despite the crisis and the reduction in global demand for oil and oil by-products, we managed to maintain the appreciation of our products in the international market, due to their low sulphur content, matching the standards of the IMO 2020.

In terms of revenue breakdown in the domestic market, diesel and gasoline remain the most relevant products, despite the reduction in sales and prices.

Regarding sales to the foreign market, we have the following distribution of export destinations:

Table 3 – Crude oil exports

Country	1Q20	4Q19
China	48%	68%
Chile	8%	4%
India	8%	3%
Spain	6%	1%
Singapore	6%	1%
Netherlands	5%	3%
South Korea	5%	N/A
Caribbean	5%	1%
Others	9%	19%

Table 4 – Oil by-products exports

Country	1Q20	4Q19
Singapore	53%	54%
USA	31%	20%
Spain	6%	0%
Others	10%	26%

In 1Q20 we reduced our exports to China due to lower demand, caused by the impacts of Covid-19 in that country.

Cost of goods sold

Table 5 - Cost of goods sold

				Variation (%)
R$ million	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Operations in Brazil	(42,709)	(43,405)	(42,591)	1.6	(0.3)
Purchases	(9,592)	(13,739)	(11,820)	30.2	18.9
Oil imports	(5,569)	(5,085)	(4,862)	(9.5)	(14.5)
Oil products imports	(2,289)	(4,707)	(3,443)	51.4	33.5
Natural gas imports	(1,734)	(3,947)	(3,514)	56.1	50.7
Production	(32,294)	(28,093)	(27,802)	(15.0)	(16.2)
Oil	(26,063)	(22,164)	(22,186)	(17.6)	(17.5)
Government Participation	(9,275)	(8,222)	(7,658)	(12.8)	(21.1)
Others costs	(16,787)	(13,942)	(14,529)	(20.4)	(15.5)
Oil products	(3,105)	(3,111)	(2,905)	0.2	(6.9)
Natural gas	(3,126)	(2,817)	(2,710)	(11.0)	(15.4)
Government Participation	(490)	(665)	(592)	26.4	17.3
Others costs	(2,637)	(2,152)	(2,118)	(22.5)	(24.5)
Services rendered, electricity, renewable, nitrogenous and others	(823)	(1,573)	(2,969)	47.7	72.3
Operations from foreign subsidiaries	(1,145)	(1,310)	(3,432)	12.6	66.6
Total	(43,854)	(44,715)	(46,023)	1.9	4.7

Cost of goods sold fell 2% in 1Q20 when compared to 4Q19, mainly due to the lower import volumes of oil by-products and natural gas, as a result of the decrease in domestic demand.

Crude oil production costs rose, reflecting higher sales volume, especially of crude exports, and inventories built in 4Q19 at higher prices, which were sold in 1Q20. The latter effect had an estimated impact of approximately R$ 2.5 billion.

Operating expenses

Table 6 - Operating expenses

				Variation (%)
R$ million	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Sales, General and Administrative Expenses	(7,734)	(7,744)	(5,528)	0.1	(39.9)
Sales	(5,914)	(5,709)	(3,401)	(3.6)	(73.9)
Materials, services, rentals and other	(5,105)	(4,901)	(2,587)	(4.2)	(97.3)
Depreciation, depletion and amortization	(549)	(550)	(511)	0.2	(7.4)
Expected credit losses	(46)	(55)	(111)	16.4	58.6
Personnel expenses	(214)	(203)	(192)	(5.4)	(11.5)
General and administrative	(1,820)	(2,035)	(2,127)	10.6	14.4
Personnel expenses	(1,277)	(1,287)	(1,443)	0.8	11.5
Materials, services, rentals and other	(416)	(609)	(522)	31.7	20.3
Depreciation, depletion and amortization	(127)	(139)	(162)	8.6	21.6
Exploratory costs for gas oil extraction	(468)	(1,873)	(654)	75.0	28.4
Costs with research and technological development	(422)	(599)	(519)	29.5	18.7
Taxes	(517)	(1,312)	(353)	60.6	(46.5)
Impairment of assets	(65,301)	(9,139)	26	(614.5)	251,257.7
Other (expenses) revenues	(1,174)	(1,390)	(4,275)	15.5	72.5
Total	(75,616)	(22,057)	(11,303)	(242.8)	(569.0)

In 1Q20, operating expenses increased significantly, 242.8% above 4Q19, mainly due to the recognition of R$ 65.3 billion in impairments.

The pronounced decrease in Brent prices in March and the new oil market scenario led us to revise our commodity prices projections, with a significant reduction in the forecast for oil and natural gas prices. We are now assuming that the long-term Brent price will average US$ 50/bbl as opposed to US$ 65/bbl defined previously. As a result, E&P assets suffered losses due to lower projected cash flows. We also mothballed 62 production platforms in shallow waters, contributing to the increase in impairment charges. For more information, please see the impairment box on page 12.

Except for the abovementioned impairments, motivated by external factors, and for the selling expenses, which rose due to the higher exported volume and by FX translation effects, all other operating expenses improved.

G&A expenses were 10,6% lower in 1Q20, mainly due to lower expenses with technical and consultancy services. Exploratory expenses reduced 75% as we had higher expenses with non-commercial wells and G&G in the 4Q19. Tax expenses were 60,6% lower, due to the adhesions to tax programs, also in 4Q19.

Other expenses were 15,5% lower despite the losses experienced in 1Q20 with write offs/disposal of assets (R$ 447 million compared to a gain of R$ 2.6 billion in 4Q19), mainly due to: (i) gains of R$ 1 billion in 1Q20 from hedges on trading transactions, versus a loss of R$ 230 million in 4Q19 and (ii) the reversal of a provision associated with variable compensation program in 1Q20 of R$ 171 million, compared to R$ 618 million provisioned in 4Q19.

In light of the extreme volatility in the oil market and the time elapsed between the sale of our crude and the final receipt by the customer, which in the case of China takes about 45 days for instance,  we began to hedge our exports of crude oil in April, in order to lock in the spot price on the sale date. We may continue to follow this strategy as long as we deem necessary, subject to market conditions.

Adjusted EBITDA

In 1Q20, adjusted EBITDA increased 2.7% when compared to 4Q19, reaching R$ 37.5 billion, despite of the reduction in Brent prices. This was achieved mainly by the increase in exported volume, especially of crude oil, with record levels in January and February, when the fall in Brent prices was still moderate when compared to March.

We managed to take advantage of the appreciation of our oil and fuel oil in the foreign market, as a result of IMO 2020, capturing excellent margins in fuel oil. The precise execution of this strategy has proved to be of paramount importance for another solid quarter, despite the challenges faced since March.

In the domestic market, we captured higher margins of oil by-products, mainly on LPG and gasoline, which offset the lower volumes of oil by-products sales.

Adjusted EBITDA also reflected lower lifting costs, lower exploratory and tax expenses and gains from hedging.

The reduction in adjusted EBITDA / boe in 1Q20, compared to 4Q19, reflected lower Brent prices in the period, which was partially offset by the lower lifting costs.

Adjusted EBITDA/bbl was negative in 1Q20, reflecting the effect of the inventories built in the previous quarter at higher prices, which were then sold in 1Q20, when Brent prices went down significantly.

Financial results

Table 7 - Financial results

				Variation (%)
R$ million	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Financial income	798	1,655	969	(51.8)	(17.6)
Income from investments and marketable securities (Government Bonds)	298	655	472	(54.5)	(36.9)
Negative goodwill on the repurchase of debt securities	6	-	7	-	(14.3)
Others	494	1,000	490	(50.6)	0.8
Financial expenses	(7,416)	(5,320)	(6,695)	(39.4)	(10.8)
Expenses with financing	(4,545)	(4,180)	(4,950)	(8.7)	8.2
Expenses with leases	(1,517)	(1,483)	(1,253)	(2.3)	(21.1)
Goodwill on repurchase of debt securities	(1,245)	(45)	(692)	(2666.7)	(79.9)
Capitalized financial charges	1,234	1,338	1,302	(7.8)	(5.2)
Financial update of dismantling provision	(853)	(781)	(786)	(9.2)	(8.5)
Others	(490)	(169)	(316)	(189.9)	(55.1)
Monetary and exchange variations, net	(14,560)	(2,925)	(2,693)	(397.8)	(440.7)
Exchange rate variations	(8,382)	587	(72)	(1527.9)	(11541.7)
Reclassification of hedge accounting	(6,449)	(3,688)	(2,847)	(74.9)	(126.5)
Others	271	176	226	54.0	19.9
Total	(21,178)	(6,590)	(8,419)	(221.4)	(151.6)

In 1Q20, the financial result amounted to an expense of R$ 21.2 billion, 221% higher than in 4Q19, mainly due to higher expense with exchange and monetary variation (R$ 14,6 billion) with highlights to: (i) higher expense with the variation of the BRL against the USD associated with the passive foreign exchange exposure in USD; and (ii) reclassification of hedge accounting from shareholders’ equity to income statement, mainly reflecting exports designated in hedging relationships for the months of April to December / 2020, which are lower than expected due to the new assumptions for Brent prices, as a result of the new world scenario post-COVID-19.

This change in assumptions and the consequent reduction in exports considered highly probable (although continue to be expected) led us to end the 1Q20 with a debt exposure of R$ 186 billion (US$ 35 billion), which will be subject to FX variation. For further information, please see chapter 30.2 of the Financial Statements.

It is also worth mentioning the higher volume of the repurchase of debt securities, that affected expenses.

Net income attributable to Petrobras’ shareholders

We recorded a loss of R$ 48.5 billion in 1Q20, mainly due to impairments arising from the revision of our long-term Brent price projections in face of the new world scenario.

In 1Q20, our results were also impacted by the lower Brent prices and exchange rate variation losses, due to the strong devaluation of the BRL against the USD.

These factors were partially offset by higher exported volumes, higher margins on our oil by-products, lower G&A, lower exploratory and tax expenses, as well as gains on hedging.

Recurring net income attributable to Petrobras’ shareholders and recurring adjusted EBITDA

Excluding non-recurring items, mainly impairment and repurchase of debt securities, we would have recorded a net loss of R$ 4.6 billion in 1Q20. Our Adjusted EBITDA would have been R$ 36.9 billion, instead of R$ 37.5 billion, since we had gains with legal proceedings, mainly related to the settlement with investors from Sete Brasil, leading to a reversal of a provision of R$ 634 million.

Impairment

During the 1Q20, two events triggered significant and adverse effects on the oil and oil by-products market: (i) the outbreak of the COVID-19 pandemic, with a sharp reduction in the circulation of people and in the world economic activity, causing a double crash on supply and demand of these products, and (ii) failure in negotiations between members of Organization of the Petroleum Exporting Countries (OPEC) and its allies, led by Russia, to define production levels, which contributed to an increase in the global oil supply with a reduction in price in early March.

These events led the Company to adopt a set of measures aiming at preserving cash generation, in order to reinforce its financial strength and resilience of its businesses, as well as to revise, with the Board of Directors’ approval, the key assumptions of its current Strategic Plan, such as Brent prices and exchange rates, among others, being the most relevant one the Brent price projection, which changed from US$ 65/bbl to the scale below:

	2020	2021	2022	2023	2024	Long term Average
Average Brent (US$/bbl)	25	30	35	40	45	50

Changes in these assumptions consider a slow recovery in demand and a moderate change in habits in developed economies, among other variables. The Company expect a lower level of demand in the long-term, taking into account:

• structural change in the world economy, with permanent effects arising from this economic shock, including changes observed in consumer habits, which tend to be permanent;

• increased world oil inventories, slowing down the rebalancing of supply and demand; and

• oil consuming industries, given the new scenario, will not keep their previously projected demands in the long-term, reducing consumption levels.

Under this scenario, in the 1Q20, the Company assessed the recoverability of the carrying amounts of its assets and impairment losses were recognized, amounting to R$ 65.301 million, primarily due to:

(i)                R$ 57.619 million relating to the effect of updated assumptions in the estimation of the recoverable amount of several E&P fields, notably in the following/; Roncador, Marlim Sul, North group, Albacora Leste, Berbigão-Sururu group, CVIT group and Mexilhão; and

(ii)               R$ 6.625 million relating to the mothballing, with no resumption expected, for its fields and platforms in shallow waters, with higher lifting cost per barrel, which due to the fall in oil prices started to have negative cash flow,affecting North, Ceará-Mar and Ubarana groups, as well as Caioba, Guaricema and Camorim fields.

The impairment losses of the shallow waters fields corresponded to 100% of the net book value of these assets, which accounted for an average production of 23 thousand bpd.

Assets by nature	Impairment (R$ million)
E&P producing fiels	57.619
E&P shallow water fields	6.625
Others	1.057
Total	65.301

Our decision to review prices and assumptions is aligned with our focus on transparency and we understand this information can be useful for the assessment of our assets and prospects.The impairment also provides investors with a way to evaluate the company’s management and past investments decisions. It also indicates our strategy to focus only on low-cost world-class assets, resilient to very low oil prices, with substantial reserves and in which we are the natural owner.

Special Items

Table 8 - Special itens

				Variation (%)
R$ million	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Net profit	(49,724)	8,538	4,240	(682)	(1,273)
Non-recurring items	(66,665)	(7,585)	(1,575)	(779)	(4,133)
Non-recurring items that do not affect Adjusted EBITDA	(67,244)	(6,872)	(145)	(879)	(46,275)
Impairment of assets and investments	(65,559)	(9,148)	36	(617)	(182,208)
Realization of cumulative translation adjustments - CTA	−	−	(127)	−	(100)
Income from disposal and disposal of assets	(446)	2,554	689	(118)	(165)
Effect of exchange variation on relevant contingencies in foreign currency	−	−	(58)	−	(100)
Write-off of deferred tax assets	−	(235)	−	(100)	−
(Losses) / Gains on repurchase of debt securities	(1,239)	(43)	(685)	(2,781)	(81)
Other non-recurring items	579	(713)	(1,430)	181	141
PDV	(188)	(187)	1	(1)	(18,900)
Careers and remuneration plan	−	(1)	(2)	(100)	(100)
Reimbursement of values - Operation Lava Jet	97	119	−	(19)	−
Result related to the dismantling of areas	(6)	(633)	−	99	−
State Amnesties Programs	−	(909)	−	(100)	−
Expected credit losses related to the electricity sector	−	−	(55)	−	(100)
(Losses) / Gains with contingencies	565	990	(1,374)	(43)	141
Equalization of expenses - AIP	111	(92)	−	221	−
Net effect of special items on IR / CSLL	22,780	2,812	493	710	4,521
Recurring Net Income	(5,839)	13,311	5,322	(144)	(210)
Petrobras Shareholders - continuing operations	(4,637)	12,926	5,113	(136)	(191)
Non-controlling shareholders - continuing operations	(1,202)	385	209	(412)	(675)

Adjusted EBITDA	37,504	36,529	27,487	3	36
Non-recurring Items	579	(713)	(1,430)	181	141
Recurring Adjusted EBITDA	36,925	37,242	28,917	(1)	28

In Management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant. In 4Q19, the write-off of deferred tax assets and goodwill / negative goodwill on debt securities repurchases were classified as non-recurring items, resulting in reclassifications in the comparative period results.

Capex

Investment amounts (Capex) encompass acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics, costs with research and development and pre-operating costs. For the Capex presented in this report session, the international accounting standard IFRS16 - leasing is not applicable.

Table 9- Capex

				Variation (%)
US$ millions	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Exploration and Production	2,145	2,394	1,957	(10.4)	9.6
Refining	171	444	212	(61.4)	(19.3)
Gas and Power	86	217	92	(60.7)	(6.5)
Others	37	113	37	(67.5)	-
Total - ex Bonus	2,439	3,168	2,298	(23.0)	6.1
Signing Bonus		16,671
Total - including bonus	2,439	19,839	2,298	(87.7)	6.1

In 1Q20, investments totaled US$ 2.4 billion, 23% lower when compared to 4Q19 and 6.1% higher than 1Q19. More than 60% corresponding to growth investments.

Growth investments are those with the main objective of increasing the capacity of existing assets, implementing new production, disposal and storage assets, increasing efficiency or profitability of the asset and implementing essential infrastructure to enable other growth projects. It includes acquisitions of assets/companies and remaining investments in systems that started in 2018, exploratory investments, and investments in R&D.

Maintenance investments (sustaining), on the other hand, have the main objective of maintaining the operation of existing assets, in other words, they do not aim to increasing the capacity of the facilities. This category includes investments in safety and reliability of facilities, substitute well projects, complementary development, remaining investments in systems that entered before 2018, scheduled shutdowns and revitalizations (without new systems), 4D seismic, SMS projects, line changes, infrastructure operational and IT.

In 1Q20, investments in the Exploration and Production segment totaled US$ 2.1 billion, with approximately 65% in growth. Investments were mainly concentrated: (i) in the development of ultra deep-water production in the Santos Basin pre-salt complex (US$ 1.0 billion); (ii) exploratory investments in the pre and post-salt (US$ 0.2 billion) and (iii) development of new projects in deep water (US$ 0.1 billion).

In the Refining segment, investments totaled US$ 0.2 billion in 1Q20, with approximately 40% investments in growth. In the Gas and Power segment, investments totaled US$ 0.1 billion in 1Q20, with approximately 85% investments in growth.

The following table presents the main information on the new oil and gas production systems.

Table 10 – Main Projects1*

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX Petrobras US$ bi 20-24[3]	Petrobras Share	Status
P-70 (Owned unit) Atapu 1	2020	150,000	1.9	3.9	90.1%	Project in phase of execution with production system with more than 98% of physical progress. 10 wells drilled and 3 completed.
FPSO Carioca (Owned unit) Sépia 1	2021	180,000	0.4	3.1	97.6%	Project in phase of execution with production system with more than 87% of physical progress. 6 wells drilled and 3 completed.
FPSO Guanabara (Chartered unit) Mero 1	2021	180,000	0.1	1.1	40.0%	Project in phase of execution with production system with more than 80% of physical progress. 6 wells drilled and 1 completed.
FPSO Alm. Barroso (Chartered unit) Búzios 5	2022	150,000	0.2	3.0	100%[2]*	Project in phase of execution with production system with more than 32% of physical progress and 1 well drilled.
FPSO Anita Garibaldi (Chartered unit) Marlim 1	2022	80,000	0.04	2.3	100%	Project in phase of execution with production system with more than 11% of physical progress.
FPSO Anna Nery (Chartered unit) Marlim 2	2023	70,000	0.01	1.8	100%	Project in phase of execution with production system with more than 11% of physical progress.
FPSO Sepetiba (Chartered unit) Mero 2	2023	180,000	0.02	1.1	40%	Project in phase of execution with production system with more than 30% of physical progress. 4 wells drilled and 2 completed.

1 Unaudited information

2 WI subject to change due to the ongoing unitization process

3 Total Capex ans schedule under revision due to the COVID-19 and Resilience Plan impacts

Portfolio Management

Improvements in capital allocation are being implemented through portfolio management, with divestments of assets with low returns on capital employed.

In 1Q20 we concluded the sale of PO&G BV and signed the sale of the Tucano Sul cluster, which includes onshore fields in the state of Bahia. These transactions resulted in a cash inflow of US$ 276.6 million in the period, as shown below.

Table 11 – Signed transactions

Asset	Transaction Amount (US$ million)	Amounts received in 2020 (US$ million)
PO&G BV (Signed in 2018)	1,530	276
Polo Tucano Sul	3.01	0.6
Total amount	1,533	276.6

In addition, we have the following divestments in our portfolio, as well as several other projects, approved in the new Strategic Plan 2020-2024, undergoing structuring phase and some with teasers to be launched soon.

Table 12 - Assets in divestment process

Teaser / Non-binding phase	Binding phase
UFN-III	TAG (10%)
Mangue Seco 1, 2, 3 and 4	Refineries (RNEST, RLAM, REPAR, REFAP, REGAP, REMAN, LUBNOR e SIX)
Gaspetro	Uruguay assets (PUDSA)
NTS (10%)	Deep-water fields (ES and SE-AL Basin)
Assets in Colombia (PECOCO)	Onshore fields (CE, SE, BA and ES)
Shallow water fields (SP, ES and RJ)
Papa Terra field

Petrobras is monitoring the potential impacts of the COVID-19 pandemic on its divestment projects and taking the appropriate actions to pursue the divestment target set out in its 2020-2024 Strategic Plan. Regarding the refining divestment, although we extended the deadline for binding offers, we expect to resume this phase in the coming months and conclude the processes by 2021.

Petrobras reinforces the importance of portfolio management focusing on core assets, in order to improve our capital allocation, enable debt and capital cost reduction, and the consequent increase in value generation to the company and to our shareholders.

Liquidity and Capital Resources

Table 13 - Liquidity and Capital Resources

R$ million	1Q20	4Q19	1Q19
Adjusted cash and cash equivalents at the beginning of period	33,309	60,309	58,052
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(3,580)	(5,427)	(4,198)
Cash and cash equivalents at the beginning of period	29,729	54,882	53,854
Cash generation from operting activities	34,991	30,693	17,749
Continuing operating activities	34,991	30,693	16,665
Operating Activities of Discontinued Operations	-	-	1,084
Resources used in investing activities	(6,664)	(31,937)	(4,493)
Continuing operations investing activities	(6,664)	(31,937)	(4,439)
Investments in business areas	(8,327)	(7,450)	(5,874)
Signature Bonus	-	(5,478)	(70)
Bidding for oil surplus of Transfer of rights agreement	-	(63,141)	-
Asset sales receipt (divestments)	1,168	5,364	1,176
Reimbursement of Transfer of rights agreement	-	34,414	-
Dividends Received	200	2,470	427
Investments in securities	295	1,884	(98)
Investment activities of discontinued operations	-	-	(54)
(=) Cash From Operating and Investing Activities	28,327	(1,244)	13,256
Net resources used for financing activities of continuing activities	12,799	(26,255)	(30,034)
Net Financing	24,269	(17,224)	(26,518)
Proceeds from long-term financing	48,777	11,257	15,968
Amortizations	(24,508)	(28,481)	(42,486)
Amortizations of leasing	(6,822)	(6,523)	(3,277)
Dividends paid to Petrobras shareholders	(4,427)	(2,360)	-
Dividends paid to non-controlling shareholders	(35)	(201)	(1)
Non-controlling interest	(186)	53	(238)
Financing activities of discontinued operations	-	-	(238)
Net funds generated (used) by financing activities	12,799	(26,255)	(30,272)
Exchange rate effect on cash and cash equivalents	9,556	2,346	(362)
Cash and cash equivalents at end of period	80,411	29,729	36,476
Federal government bonds and time deposits over 3 months at period end	3,346	3,580	4,370
Adjusted cash at end of period	83,757	33,309	40,846
Free Cash Flow Reconciliation
Cash generation from operating activities	34,991	30,693	17,749
Investments in business areas	(8,327)	(7,450)	(5,874)
Free cash flow*	26,664	23,243	11,875

As of March 31st, 2020, cash and cash equivalents totaled R$ 80.4 billion and adjusted cash and cash equivalents totaled R$ 83.8 billion. Our goal is to adopt measures to preserve cash during this crisis.

In 1Q20, inflow of funds from net cash provided by operating activities totaled R$ 35.0 billion, which, alongside cash inflows related to divestments of R$ 1.2 billion and cash and cash equivalents, were used (i) to prepay debt and amortize principal and interest due in the period (R$ 24.5 billion) and (iii) as capex in the business areas (R$ 8.3 billion).

Net cash provided by operating activities in 1Q20 was 14% higher than the 4Q19, mainly due to higher export volumes in 1Q20.

In 1Q20, loans and financing were mainly used to settle old debts and manage liabilities, improving the debt profile and better adapting to the maturity terms of long-term investments and the cash position, aimed at maintaining the company's liquidity.

In the period from January to March 2020, the company raised R$ 48.8 billion, notably: (i) funding in the national and international banking market, in the amount of R$ 7.3 billion, and (ii) disbursement of R$ 38.6 billion in Revolving Credit Facilities with national and international banks.

The company settled several loans and financing, in the amount of R$ 24.5 billion, notably: (i) the prepayment of R$ 9.6 billion of loans in the national and international banking market and (ii) repurchases of R$ 6.7 billion of securities in the open international  market, including the payment of goodwill in the amount of R$ 1.3 billion.

Additionally, the company carried out debt swap operations that did not involve financial settlements in the international banking market in the total amount of R$ 9.9 billion.

EBITDA x OCF x FCF x FCFE conciliation

Debt

The unprecedented event of the COVID-19 pandemic, with its steep effect on oil prices and economic activity forced us to take several conservative measures to preserve our cash position. One of the most important action was to draw down the Revolving Credit Facilities, that we had signed with several banks, in order to have a cushion during this period of crisis.

In addition, liability management helped the average interest rate to be reduced to 5.6% on March 31st, 2020, from 5.9% in December 31st 2019 and 6.0% on March 31st, 2019.

Gross debt increased 2.4% due to the increase in financing of US$ 10.2 billion, mainly with the use of our Revolving Credit Facilities (US$ 8 billion), offset by the repayment of debt (US$ 5.5 billion) and lower finance leases. However, the gross debt/LTM Adjusted EBITDA ratio decreased to 2.63x on March 31st, 2020 from 2.66 x on December 31st 2019 and from 3.44x on March 31st, 2019.

Regarding the net debt/LTM Adjusted EBITDA ratio, it decreased to 2.15x on March 31st, 2020 from 2.41 x on December 31st 2019 and from 3.10x on March 31st, 2019.

Despite the crisis, deleveraging still is a priority for Petrobras. In April, the Board of Directors approved the revision of the top metrics included in the 2020-2024 Strategic Plan and the net debt/ LTM Adjusted EBITDA ratio was replaced by the gross debt indicator. The target for 2020 is US$ 87 billion, the same level of the end of 2019. It is important to highlight that the company continues to pursue the reduction of gross debt to US$ 60 billion, in line with our dividend policy.

Table 16 – Debt indicators

US$ millions	03.31.2020	12.31.2019	Δ %	03.31.2019
Financial Debt	66,702	63,260	5.4	78,810
Banking Market	33,329	35,944	(7.3)	42,023
Capital Markets	27,956	21,877	27.8	29,993
Development banks	1,497	1,967	(23.9)	2,882
Export Credit Agencies	3,683	3,233	13.9	3,658
Others	237	239	(0.8)	254
Finance leases	22,535	23,861	(5.6)	27,197
Gross debt	89,237	87,121	2.4	106,007
Adjusted cash and cash equivalents	16,106	8,260	95.0	10,482
Net debt	73,131	78,861	(7.3)	95,525
Net Debt/(Net Debt + market cap) - Leverage	67%	44%	52.3	49%
Average interest rate (%)	5.6	5.9	(5.1)	6.0
Duration (years)	9.74	10.80	(9.8)	9.42
Net debt/Adjusted EBITDA ratio	2.15	2.41	(10.8)	3.10
Gross debt/Adjusted EBITDA ratio	2.63	2.66	(1.4)	3.44
R$ million
Gross Debt	346,764	254,982	36.0	307,099
Finance Lease	117,153	96,177	21.8	105,979
Adjusted cash and cash equivalents	83,730	33,294	151.5	40,845
Net Debt	380,186	317,865	19.6	372,232
Net debt/Adjusted EBITDA ratio	2.73	2.46	(10.9)	3.19

RESULTS BY SEGMENT

EXPLORATION and PRODUCTION*

Table 15 - Exploration and Production results

				Variation (%)
R$ million	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Sales revenues	47,575	57,076	42,898	(16.6)	10.9
Gross profit	21,351	28,771	17,258	(25.8)	23.7
Operating expenses	(65,967)	(7,329)	(2,108)	(800.1)	3029.4
Operating income (loss)	(44,616)	21,442	15,150	(308.1)	(394.5)
Net income (loss) attributable to the shareholders of Petrobras	(30,205)	14,158	10,138	(313.3)	(397.9)
Adjusted EBITDA of the segment	32,420	36,310	25,475	(10.7)	27.3
EBITDA margin of the segment (%)	68	64	59	4	9
Average Brent crude (US$/bbl)	50.26	63.25	63.20	(20.5)	(20.5)
Sales price - Brazil
Crude oil (US$/bbl)	49.96	63.00	59.05	(20.7)	(15.4)
Lifting cost - Brazil (US$/boe)*
excluding production taxes and excluding leases	5.88	6.56	8.49	(10.3)	(30.7)
excluding production taxes and with leases	7.51	8.22	10.44	(8.6)	(28.1)
Onshore
with lease	16.69	17.50	20.41	(4.7)	(18.2)
without lease	16.69	17.50	20.41	(4.7)	(18.2)
Shallow waters
with lease	29.77	27.94	30.80	6.5	(3.4)
without lease	26.83	25.65	28.98	4.6	(7.4)
Deep and ultra-deep post-salt
with lease	10.72	11.18	11.12	(4.1)	(3.6)
without lease	9.12	9.59	9.59	(4.9)	(4.9)
Pre-salt
with lease	4.52	5.02	6.79	(10.0)	(33.5)
without lease	2.79	3.20	4.24	(12.9)	(34.3)
including production taxes without lease	12.85	17.28	20.78	(25.6)	(38.2)
including production taxes and lease	14.47	18.94	22.73	(23.6)	(36.3)
Production taxes - Brazil	8,200	10,071	9,053	(18.6)	(9.4)
Royalties	4,254	4,980	4,095	(14.6)	3.9
Special participation	3,899	5,044	4,911	(22.7)	(20.6)
Area rentals	47	47	47	0.0	0.0

In 1Q20, gross profit for the E&P segment amounted to R$ 21.4 billion, a reduction of 25.8% when compared to 4Q19. The reduction in gross profit was due to lower Brent prices and lower volumes, partially offset by lower lifting cost. Compared to 1Q19, the 23.7% increase in gross profit was mainly due to higher production, devaluation of the BRL and lower lifting cost, partially offset by lower Brent prices.

The operating loss of R$ 44.6 billion in 1Q20, reflects the impairment losses, due to the reduction in expected Brent prices and mothballing of shallow water platforms.

* * Leases refers to platforms.

In 1Q20, lifting cost without production taxes and leases decreased by 10.3%, to US$ 5.88/bbl from US$ 6.56/bbl in 4Q19, mainly due to the greater share of pre-salt production, associated with the impact of the devaluation of the BRL against the USD, resulting in lower costs. The lifting cost without production taxes and leases decreased by 30.7% compared to 1Q19, due to the increase in production because of the ramp up in the Búzios and Lula fields, associated with the impact of the devaluation of the BRL against the USD.

In the pre-salt layer, we observed a consistent path of falling unit costs, anchored by the stabilization of the new production systems, where we highlight the platforms in the highly productive Búzios field, at competitive costs. In 1Q20, we emphasize the reduction in expenses on interventions in wells in addition to the depreciation of the BRL.

In 1Q20 post-salt lifting cost decreased by 4.9% when compared to the 4Q19, motivated by the BRL depreciation. In operational terms, we are reaping the benefits of the strategy implemented throughout 2019 for this group of assets, which has become more resilient with the definitive stoppages of production systems (P-33 and P-37) in Marlim field.

In shallow water, we observed a drop in production due to maintenance stoppages, contributing to the increase in unit costs in 1Q20, partially offset by the depreciation of thr BRL.

In the onshore, the BRL depreciation explains the decrease in the lifting cost in relation to 4Q19.

In 1Q20, the reduction in production taxes was caused by lower Brent prices.

Refining

Table 16 - Refining results

				Variation (%)
R$ million	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Sales revenues	68,160	72,464	60,803	(5.9)	12.1
Gross profit	(2)	8,010	4,636	(100.0)	(100.0)
Operating expenses	(4,080)	(6,431)	(2,333)	(36.6)	74.9
Operating Income (Loss)	(4,082)	1,579	2,303	(358.5)	(277.2)
Profit (Loss) - Petrobras Shareholders	(3,397)	439	1,905	(873.8)	(278.3)
Segment Adjusted EBITDA	(1,292)	6,472	4,752	(120.0)	(127.2)
Segment EBITDA margin (%)	(2)%	9%	8%	(11)	(10)
Cost of refining (US$/barrel) - Brazil	2.26	2.29	2.59	(1.3)	(12.7)
Cost of refining (R$/barrel) - Brazil	9.87	9.70	9.74	1.8	1.3
Basic oil by-products price - Internal Market (R$/bbl)	286.63	308.56	277.82	(7.1)	3.2

In 1Q20, Refining’s gross loss was R$ 2 million, as a result of the reduction in Brent prices, which went from an average of US$ 67/bbl in December 2019 to US$ 31.8/bbl in March 2020, causing a high negative inventory turnover effect, due to the sale of inventories built at higher prices, estimated at approximately R$ 6.7 billion.

Excluding the inventory turnover effect, the gross profit would have been R$ 6.7 billion in the 1Q20 and US$ 5.8 million in the 4Q19.

In relation to 4Q19, the reduction in gross profit occurred due to the same reasons mentioned above, but with higher intensity due to the positive inventory effect in 4Q19 of approximately R$ 2.2 billion, and the market seasonality between the quarters.

In 1Q20, there were higher margins of oil by-products in the domestic market, especially LPG, gasoline, jet fuel and naphtha, which were partially offset by lower sales volumes of diesel and gasoline, due to the combined effect of consumption seasonality in 1Q20 compared to 4Q19 and by the reduction in economic activity caused by the pandemic and by lower volumes of QAV sales due to the retraction in flight activity. We had an increase in oil export volumes, due to the realization of inventories that were in progress in 4Q19, but also an increase in volumes and margins of oil by-produtcs, mainly fuel oil due to the effect of IMO2020.

The operating loss in 1Q20 reflects the reduction in gross profit. There was a reduction in operating expenses due to lower impairment and tax expenses because of the adherence to state amnesty programs recognized in 4Q19. The lower operating income in 1Q20 when compared to 1Q19 was due to lower gross profit and higher sales expenses, as a result of higher shipping costs.

The Refining cost per barrel in BRL increased due to higher personnel costs, because to the strike in February 2020.

Gas and Power

Table 17 - Gas and Power results

				Variation (%)
R$ million	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Sales revenues	10,467	11,314	12,089	(7.5)	(13.4)
Gross profit	4,562	4,007	3,419	13.9	33.4
Operating expenses	(3,016)	(4,933)	(1,882)	38.9	(60.3)
Operating income (loss)	1,546	(926)	1,537	267.0	0.6
Net income (loss) attributable to the shareholders of Petrobras	937	(642)	935	246.0	0.2
Adjusted EBITDA of the segment	2,200	767	2,233	186.8	(1.5)
EBITDA margin of the segment (%)	21%	7%	18%	14	3
Domestic sales price - natural gas (US$/bbl)	41.44	42.70	49.60	(3.0)	(16.5)

In 1Q20, gross profit for the Gas and Power segment was R$ 4.6 billion an increase of 14% when compared to 4Q19, as a result of better margins in the sale of natural gas to the thermoelectric segment and lower costs with the purchase of LNG. When compared to 1Q19, gross profit increased 33% due to better margins in the sale of natural gas due to lower acquisition costs. The increase in the natural gas commercialization margins offset the decrease in margins in the energy generation segment, due to the lower generation volume and the reduction in contracts in the regulated environment.

In 1Q20 operating income was R$ 2.5 billion higher than 4Q19, mainly because of the expenses with the mothballing of ANSA, the impairment of UFN-III and adherence to state amnesty programs that happened in the 4Q19. When compared do 1Q19, operating income was 13.7% lower, despite the higher gross profit, due to higher selling expenses with payment of TAG’s tariff, as the sale of 90% of the stake in TAG occurred in June 2019.

Net income amounted to R$ 937 million in 1Q20, an improvement from the negative result in 4Q19, reflecting the same explanations for operating income.

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and cumulative exchange effects of (CTA) reclassified to income.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and Adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 18 - Adjusted EBITDA Reconciliation

				Variation (%)
R$ millions	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Net income (loss)	(49,724)	8,538	3,763	(682.4)	(1,421.4)
Net finance income (expense)	21,178	6,590	8,419	221.4	151.6
Income taxes	(16,894)	(993)	1,844	(1,601.3)	(1,016.2)
Depreciation, depletion and amortization	15,758	14,945	13,876	5.4	13.6
EBITDA	(29,682)	29,080	27,902	(202.1)	(206.4)
Share of earnings in equity-accounted investments	1,439	864	(496)	66.6	390.1
Impairment losses / (reversals)	65,301	9,139	(26)	614.5	251,257.7
Realization of cumulative translation adjustment	−	−	127	-	(100.0)
Gains/ losses on disposal/ write-offs of non-current assets	446	(2,554)	(689)	117.5	164.7
Foreign exchange gains or losses on material provisions for legal proceedings	−	−	58	-	(100.0)
Adjusted EBITDA from continued operations	37,504	36,529	26,876	2.7	39.5
Adjusted EBITDA from discontinued operations	−	−	611		(100.0)
Total Adjusted EBITDA	37,504	36,529	27,487	2.7	36.4

Adjusted EBITDA margin (%)	50	45	38	5	12

FINANCIAL STATEMENTS

Table 19 - Income Statement - Consolidated

R$ millions	1Q20	4Q19	1Q19
Sales revenue	75,469	81,771	70,856
Cost of sales	(43,854)	(44,715)	(46,023)
Gross profit	31,615	37,056	24,833
Selling expenses	(5,914)	(5,709)	(3,401)
General and administrative expenses	(1,820)	(2,035)	(2,127)
Exploration costs	(468)	(1,873)	(654)
Research and development expenses	(422)	(599)	(519)
Other taxes	(517)	(1,312)	(353)
Impairment	(65,301)	(9,139)	26
Other income and expenses, net	(1,174)	(1,390)	(4,275)
	(75,616)	(22,057)	(11,303)
Profit before financial income, interests and taxes	(44,001)	14,999	13,530
Finance income	798	1,655	969
Finance expenses	(7,416)	(5,320)	(6,695)
Foreign exchange and inflation indexation charges	(14,560)	(2,925)	(2,693)
Net finance income (loss)	(21,178)	(6,590)	(8,419)
Share of earnings in equity-accounted investments	(1,439)	(864)	496
Income (loss) before taxes	(66,618)	7,545	5,607
Income taxes	16,894	993	(1,844)
Income (loss) from continuing operations	(49,724)	8,538	3,763
Income (loss) from discontinued operations	−	−	477
Net Income (Loss)	(49,724)	8,538	4,240
Attributable to:
Petrobras Shareholders	(48,523)	8,153	4,031
Result from continuing operations	(48,523)	8,153	3,691
Result from discontinued operations	−	−	340
Non-controlling interests	(1,201)	385	209
Result from continuing operations	(1,201)	385	72
Result from discontinued operations	−	−	137
	(49,724)	8,538	4,240

Table 20 - Statement of Financial Position – Consolidated

ASSETS - R$ millions	03.31.2020	12.31.2019
Current assets	163,562	112,101
Cash and cash equivalents	80,382	29,714
Marketable securities	3,346	3,580
Accounts receivable, net	15,866	15,164
Inventories	31,236	33,009
Recoverable taxes	13,150	14,287
Assets classified as held for sale	11,693	10,333
Other current assets	7,889	6,014
Non-current assets	808,083	813,910
Long-term receivables	119,774	71,306
Trade and other receivables, net	12,002	10,345
Marketable securities	217	232
Judicial deposits	35,164	33,198
Deferred taxes	49,312	5,593
Other tax assets	16,226	15,877
Advances to suppliers	1,270	1,313
Other non-current assets	5,583	4,748
Investments	19,973	22,166
Property, plant and equipment	589,814	641,949
Intangible assets	78,522	78,489
Total assets	971,645	926,011

LIABILITIES - R$ millions	03.31.2020	12.31.2019
Current liabilities	134,837	116,147
Trade payables	30,262	22,576
Finance debt	30,800	18,013
Leasings	28,434	23,126
Taxes and contributions	10,940	14,914
Proposed dividends	1,808	6,278
Employee compensation (payroll, profit-sharing and related charges)	6,152	6,632
Pension and health plans	3,754	3,577
Provision for legal and administrative proceedings	299	−
Liabilities associated with assets held for sale	13,321	13,084
Other current liabilities	9,067	7,947
Non-current liabilities	601,883	510,727
Financial debt	315,962	236,969
Financial leasing obligations	88,720	73,053
Income Tax and social contribution	1,993	2,031
Deferred taxes	882	7,095
Pension and health plans	103,578	103,213
Provision for legal proceedings	11,697	12,546
Provision for decommisioning costs	70,624	70,377
Other non-current liabilities	8,427	5,443
Shareholders´ equity	234,925	299,137
Share capital	205,432	205,432
Profit reserves and others	26,397	90,109
Non-controlling interests	3,096	3,596
Total liabilities and shareholders´ equity	971,645	926,011

Table 21 - Statement of Cash Flows – Consolidated

R$ milhões	1Q20	4Q19	1Q19
Net income (loss) for the year	(49,724)	8,538	4,240
Adjustments for:
Result of discontinued operations	−	−	(477)
Pension and medical benefits (actuarial expense)	2,157	2,052	2,057
Results in equity-accounted investments	1,439	864	(496)
Depreciation, depletion and amortization	15,758	14,945	13,876
Impairment assets (reversal)	65,301	9,139	(26)
Inventory write-down to net realizable value	1,389	36	(154)
Allowance (reversals) for impairment of trade and other receivables	474	75	97
Exploratory expenditures write-offs	117	1,002	189
Gains and losses on disposals/write-offs of assets and result in remeasurement of equity interests	446	(2,552)	(562)
Foreign exchange, indexation and finance charges	18,440	6,568	8,587
Deferred income taxes, net	(17,491)	(285)	(498)
Revision and financial update of decommissioning areas	858	1,390	786
Decrease (Increase) in assets
Trade and other receivables, net	4,090	(2,229)	3,879
Inventories	2,558	(1,709)	1,351
Judicial deposits	(1,961)	(2,007)	(2,515)
Deposits linked to Class Action	−	−	(3,836)
Other assets	(1,523)	2,682	(1,890)
Increase (Decrease) in liabilities
Trade payables	(3,242)	(839)	(2,305)
Other taxes payable	(2,143)	(104)	(656)
Income taxes paid	(1,120)	(230)	(682)
Pension and medical benefits	(1,614)	(1,965)	(692)
Provision for legal proceedings	(645)	(369)	430
Salaries, holidays, charges and participations	(493)	(680)	616
Provision for dismantling areas	(546)	(746)	(489)
Agreement with US authorities	−	−	−
Other liabilities	2,466	(2,883)	(4,165)
Net cash from operating activities of continuing activities	34,991	30,693	16,665
Discontinued operations activities	−	−	1,084
Net cash from operating activities	34,991	30,693	17,749
Cash flows from Investing activities
Capital expenditures (except for Surplus of Transfer of Rights)	(8,342)	(12,989)	(5,940)
Surplus of Transfer of Rights	−	(63,141)	−
Investments in investees	15	61	(4)
Proceeds from disposal of assets - Divestment	1,168	5,364	1,176
Proceeds from Transfer of Rights Review	−	34,414	−
Divestment (Investment) in marketable securities	295	1,884	(98)
Dividends received	200	2,470	427
Net cash used in investing activities of continuing activities	(6,664)	(31,937)	(4,439)
Investment activities from discontinued operations	−	−	(54)
Net resources used by investing activities	(6,664)	(31,937)	(4,493)
Cash flows from Financing activities
Investments by non-controlling interest	(186)	53	(238)
Financing and loans, net:
Proceeds from financing	48,777	11,257	15,968
Amortization of principal - financing	(19,570)	(25,465)	(36,695)
Amortization of interest - financing	(4,938)	(3,016)	(5,791)
Amortization of commercial leases	(6,822)	(6,523)	(3,277)
Dividends paid to shareholders of Petrobras	(4,427)	(2,360)	−
Dividends paid to non-controlling interests	(35)	(201)	(1)
Net resources used for financing activities of continuing activities	12,799	(26,255)	(30,034)
Financing activities of discontinued operations	−	−	(238)
Net funds generated (used) by financing activities	12,799	(26,255)	(30,272)
Effect of exchange rate changes on cash and cash equivalents	9,556	2,346	(362)
Net increase / (decrease) in cash and cash equivalents	50,682	(25,153)	(17,378)
Cash and cash equivalents at the beginning of the year	29,729	54,882	53,854
Cash and cash equivalents at the end of the period	80,411	29,729	36,476

SEGMENT INFORMATION

Table 22 - Consolidated Income Statement by Segment – 1Q20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	47,575	68,160	10,467	857	(51,590)	75,469
Intersegmentos	46,658	1,328	3,336	268	(51,590)	−
Third parties	917	66,832	7,131	589	−	75,469
Cost of sales	(26,224)	(68,162)	(5,905)	(830)	57,267	(43,854)
Gross profit	21,351	(2)	4,562	27	5,677	31,615
Expenses	(65,967)	(4,080)	(3,016)	(2,521)	(32)	(75,616)
Selling expenses	(1)	(2,860)	(3,006)	(18)	(29)	(5,914)
General and administrative expenses	(206)	(272)	(117)	(1,225)	−	(1,820)
Exploration costs	(468)	−	−	−	−	(468)
Research and development costs	(274)	(12)	(13)	(123)	−	(422)
Other taxes	(71)	(193)	(37)	(216)	−	(517)
Impairment	(64,304)	(208)	−	(789)	−	(65,301)
Other income and expenses net	(643)	(535)	157	(150)	(3)	(1,174)
Operating income (loss)	(44,616)	(4,082)	1,546	(2,494)	5,645	(44,001)
Net finance income (expense)	−	−	−	(21,178)	−	(21,178)
Share of earnings in equity-accounted investments	(758)	(848)	(12)	179	−	(1,439)
Income (loss) before income taxes	(45,374)	(4,930)	1,534	(23,493)	5,645	(66,618)
Income taxes	15,169	1,388	(526)	2,782	(1,919)	16,894
Net income (loss) from continuing operations	(30,205)	(3,542)	1,008	(20,711)	3,726	(49,724)
Result with discontinued operations	−	−	−	−	−	−
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net income (loss)	(30,205)	(3,542)	1,008	(20,711)	3,726	(49,724)
Net income (loss) attributable to:				−
Shareholders of Petrobras	(30,205)	(3,397)	937	(19,584)	3,726	(48,523)
Net income from continuing operations	(30,205)	(3,397)	937	(19,584)	3,726	(48,523)
Net income from discontinued operations	−	−	−	−	−	−
Non-controlling interests	−	(145)	71	(1,127)	−	(1,201)
Net income from continuing operations	−	(145)	71	(1,127)	−	(1,201)
Net income from discontinued operations	−	−	−	−	−	−
	(30,205)	(3,542)	1,008	(20,711)	3,726	(49,724)

Table 23 - Consolidated Income Statement by Segment – 1Q19

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	42,898	60,803	12,089	1,362	(46,296)	70,856
Intersegmentos	41,651	13,893	3,496	186	(46,296)	12,930
Third parties	1,247	46,910	8,593	1,176	−	57,926
Cost of sales	(25,640)	(56,167)	(8,670)	(1,289)	45,743	(46,023)
Gross profit	17,258	4,636	3,419	73	(553)	24,833
Expenses	(2,108)	(2,333)	(1,882)	(4,946)	(34)	(11,303)
Selling expenses	(1)	(1,749)	(1,573)	(52)	(26)	(3,401)
General and administrative expenses	(267)	(322)	(134)	(1,404)	−	(2,127)
Exploration costs	(654)	−	−	−	−	(654)
Research and development costs	(352)	(14)	(20)	(133)	−	(519)
Other taxes	(78)	(82)	(61)	(132)	−	(353)
Impairment	276	(250)	−	−	−	26
Other income and expenses net	(1,032)	84	(94)	(3,225)	(8)	(4,275)
Operating income (loss)	15,150	2,303	1,537	(4,873)	(587)	13,530
Net finance income (expense)	−	−	−	(8,419)	−	(8,419)
Share of earnings in equity-accounted investments	134	351	14	(3)	−	496
Income (loss) before income taxes	15,284	2,654	1,551	(13,295)	(587)	5,607
Income taxes	(5,151)	(782)	(523)	4,413	199	(1,844)
Net income (loss) from continuing operations	10,133	1,872	1,028	(8,882)	(388)	3,763
Result with discontinued operations	−	−	15	462	−	477
Net income (loss) from discontinued operations	−	−	15	462	−	477
Net income (loss)	10,133	1,872	1,043	(8,420)	(388)	4,240
Net income (loss) attributable to:				−
Shareholders of Petrobras	10,138	1,905	935	(8,559)	(388)	4,031
Net income from continuing operations	10,138	1,905	925	(8,889)	(388)	3,691
Net income from discontinued operations	−	−	10	330	−	340
Non-controlling interests	(5)	(33)	108	139	−	209
Net income from continuing operations	(5)	(33)	103	7	−	72
Net income from discontinued operations	−	−	5	132	−	137
	10,133	1,872	1,043	(8,420)	(388)	4,240

Table 24 - Consolidated Income Statement by Segment – 4Q19

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	57,076	72,464	11,314	1,225	(60,308)	81,771
Intersegmentos	55,756	1,518	2,754	280	(60,308)	−
Third parties	1,320	70,946	8,560	945	−	81,771
Cost of sales	(28,305)	(64,454)	(7,307)	(1,157)	56,508	(44,715)
Gross profit	28,771	8,010	4,007	68	(3,800)	37,056
Expenses	(7,329)	(6,431)	(4,933)	(3,341)	(23)	(22,057)
Selling expenses	(2)	(2,792)	(2,870)	(30)	(15)	(5,709)
General and administrative expenses	(67)	(305)	(116)	(1,547)	−	(2,035)
Exploration costs	(1,873)	−	−	−	−	(1,873)
Research and development costs	(397)	(7)	(19)	(176)	−	(599)
Other taxes	(322)	(331)	(489)	(170)	−	(1,312)
Impairment	(6,785)	(1,568)	(786)	−	−	(9,139)
Other income and expenses net	2,117	(1,428)	(653)	(1,418)	(8)	(1,390)
Operating income (loss)	21,442	1,579	(926)	(3,273)	(3,823)	14,999
Net finance income (expense)	−	−	−	(6,590)	−	(6,590)
Share of earnings in equity-accounted investments	(32)	(919)	70	17	−	(864)
Income (loss) before income taxes	21,410	660	(856)	(9,846)	(3,823)	7,545
Income taxes	(7,289)	(537)	314	7,205	1,300	993
Net income (loss) from continuing operations	14,121	123	(542)	(2,641)	(2,523)	8,538
Result with discontinued operations	−	−	−	−	−	−
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net income (loss)	14,121	123	(542)	(2,641)	(2,523)	8,538
Net income (loss) attributable to:
Shareholders of Petrobras	14,158	439	(642)	(3,279)	(2,523)	8,153
Net income from continuing operations	14,158	439	(642)	(3,279)	(2,523)	8,153
Net income from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(37)	(316)	100	638	−	385
Net income from continuing operations	(37)	(316)	100	638	−	385
Net income from discontinued operations	−	−	−	−	−	−
	14,121	123	(542)	(2,641)	(2,523)	8,538

Table 25 - Other Income (Expenses) by Segment – 1Q20

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,371)	(11)	(194)	(8)	−	(1,584)
Pension and medical benefits	−	−	−	(1,327)	−	(1,327)
Gains / (losses) on disposal/write-offs of assets and results in the remeasurement of equity interests	(322)	(99)	(42)	17	−	(446)
(Losses)/gains on legal, administrative and arbitral proceedings	(636)	(257)	334	278	−	(281)
Voluntary Separation Incentive Plan - PIDV	(87)	(63)	(3)	(34)	−	(187)
Operating expenses with thermoeletric plants	−	−	(165)	−	−	(165)
Institutional relations and cultural projects	−	(3)	−	(81)	−	(84)
Government Grants	(1)	5	1	13	−	18
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	96	−	96
Equalization of Expenses - AIP	111	−	−	−	−	111
Ship/Take or Pay Agreements	1	52	94	6	−	153
Provision for variable compensation program	76	32	3	60	−	171
(Expenditures)/reimbursements from operations in E&P partnerships	656	−	−	−	−	656
Gains/(losses) with Commodities Derivatives	−	−	−	1,037	−	1,037
Others	930	(191)	129	(207)	(3)	658
	(643)	(535)	157	(150)	(3)	(1,174)

Table 26 - Other Income (Expenses) by Segment – 1Q19

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,018)	(37)	(153)	(5)	−	(1,213)
Pension and medical benefits	−	−	−	(1,347)	−	(1,347)
Gains / (losses) on disposal/write-offs of assets and results in the remeasurement of equity interests	(21)	154	24	532	−	689
(Losses)/gains on legal, administrative and arbitral proceedings	(29)	(62)	10	(1,252)	−	(1,333)
Voluntary Separation Incentive Plan - PIDV	(1)	(1)	−	3	−	1
Operating expenses with thermoeletric plants	−	−	(127)	−	−	(127)
Institutional relations and cultural projects	−	(3)	−	(147)	−	(150)
Government Grants	3	3	66	32	−	104
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	−
Equalization of Expenses - AIP	−	−	−	−	−	−
Ship/Take or Pay Agreements	3	43	(52)	−	−	(6)
Provision for variable compensation program	(162)	(70)	(15)	(127)	−	(374)
(Expenditures)/reimbursements from operations in E&P partnerships	189	−	−	−	−	189
Gains/(losses) with Commodities Derivatives	−	−	−	(848)	−	(848)
Others	4	57	153	(66)	(8)	140
	(1,032)	84	(94)	(3,225)	(8)	(4,275)

Table 27 - Other Income (Expenses) by Segment – 4Q19

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,230)	(5)	(86)	(6)	−	(1,327)
Pension and medical benefits	−	−	−	(1,348)	−	(1,348)
Gains / (losses) on disposal/write-offs of assets and results in the remeasurement of equity interests	3,561	(893)	(283)	169	−	2,554
(Losses)/gains on legal, administrative and arbitral proceedings	(262)	(330)	(23)	486	−	(129)
Expenses (Reversals) with PIDV	(49)	(47)	(2)	(89)	−	(187)
Operating expenses with thermoeletric plants	−	−	(126)	−	−	(126)
Institutional relations and cultural projects	−	(4)	−	(310)	−	(314)
Government grants	4	9	1	(301)	−	(287)
Reimbursment of expenses regarding "Car Wash" operation	37	−	−	82	−	119
Equalization of Expenses - AIP	(79)	−	−	(13)	−	(92)
Ship/Take or Pay Agreements	1	49	23	−	−	73
Provision for variable compensation program	(236)	(115)	(49)	(218)	−	(618)
(Expenditures)/reimbursements from operations in E&P partnerships	628	−	−	−	−	628
Gains/(losses) with Commodities Derivatives	−	−	−	(230)	−	(230)
Others	(258)	(92)	(108)	360	(8)	(106)
	2,117	(1,428)	(653)	(1,418)	(8)	(1,390)

Table 28 - Consolidated Assets by Segment – 03.31.2020

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Total assets	578,475	164,412	49,423	192,671	(13,336)	971,645

Current assets	29,719	41,790	6,438	98,831	(13,216)	163,562
Non-current assets	548,756	122,622	42,985	93,840	(120)	808,083
Long-term receivables	26,435	13,412	5,280	74,664	(17)	119,774
Investments	2,201	2,562	4,164	11,046	−	19,973
Property, plant and equipment	443,545	106,131	32,885	7,356	(103)	589,814
Operating assets	390,908	92,639	22,161	6,814	(103)	512,419
Assets under construction	52,637	13,492	10,724	542	−	77,395
Intangible assets	76,575	517	656	774	−	78,522

Table 29 - Consolidated Assets by Segment – 12.31.2018

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Total assets	621,860	175,418	51,240	97,097	(19,604)	926,011

Current assets	23,114	49,467	7,789	51,186	(19,455)	112,101
Non-current assets	598,746	125,951	43,451	45,911	(149)	813,910
Long-term receivables	26,022	13,296	5,517	26,471	−	71,306
Investments	2,387	4,472	4,299	11,008	−	22,166
Property, plant and equipment	493,746	107,659	32,975	7,718	(149)	641,949
Operating assets	428,589	95,245	22,593	7,191	(149)	553,469
Assets under construction	65,157	12,414	10,382	527	−	88,480
Intangible assets	76,591	524	660	714	−	78,489

Table 30 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q20

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	(30,205)	(3,542)	1,008	(20,711)	3,726	(49,724)
Net finance income (expense)	−	−	−	21,178	−	21,178
Income taxes	(15,169)	(1,388)	526	(2,782)	1,919	(16,894)
Depreciation, depletion and amortization	12,410	2,483	612	253	−	15,758
EBITDA	(32,964)	(2,447)	2,146	(2,062)	5,645	(29,682)
Share of earnings in equity-accounted investments	758	848	12	(179)	−	1,439
Impairment losses / (reversals)	64,304	208	−	789	−	65,301
Realization of cumulative translation adjustment	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	322	99	42	(17)	−	446
Adjusted EBITDA from Continuing Operations	32,420	(1,292)	2,200	(1,469)	5,645	37,504
Adjusted EBITDA from Discontinued Operations	−	−	−	−	−	−
Adjusted EBITDA	32,420	(1,292)	2,200	(1,469)	5,645	37,504

Table 31 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q19

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	10,133	1,872	1,028	(8,882)	(388)	3,763
Net finance income (expense)	−	−	−	8,419	−	8,419
Income taxes	5,151	782	523	(4,413)	(199)	1,844
Depreciation, depletion and amortization	10,580	2,353	698	245	−	13,876
EBITDA	25,864	5,007	2,249	(4,631)	(587)	27,902
Share of earnings in equity-accounted investments	(134)	(351)	(14)	3	−	(496)
Impairment losses / (reversals)	(276)	250	−	−	−	(26)
Realization of cumulative translation adjustment	−	−	−	127	−	127
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	58	−	58
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	21	(154)	(24)	(532)	−	(689)
Adjusted EBITDA from Continuing Operations	25,475	4,752	2,211	(4,975)	(587)	26,876
Adjusted EBITDA from Discontinued Operations	−	−	22	589	−	611
Adjusted EBITDA	25,475	4,752	2,233	(4,386)	(587)	27,487

Table 32 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 4Q19

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	14,121	123	(542)	(2,641)	(2,523)	8,538
Net finance income (expense)	−	−	−	6,590	−	6,590
Income taxes	7,289	537	(314)	(7,205)	(1,300)	(993)
Depreciation, depletion and amortization	11,644	2,432	624	245	−	14,945
EBITDA	33,054	3,092	(232)	(3,011)	(3,823)	29,080
Share of earnings in equity-accounted investments	32	919	(70)	(17)	−	864
Impairment losses / (reversals)	6,785	1,568	786	−	−	9,139
Realization of cumulative translation adjustment	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	(3,561)	893	283	(169)	−	(2,554)
Adjusted EBITDA from Continuing Operations	36,310	6,472	767	(3,197)	(3,823)	36,529
Adjusted EBITDA from Discontinued Operations	−	−	−	−	−	−
Adjusted EBITDA	36,310	6,472	767	(3,197)	(3,823)	36,529

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports,  production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets, investments in investees and dividends received.. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however  our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The  information  by  the  company's business  segment  is  prepared  based  on  available  financial  information that is directly attributable to the segment or that can be allocated on a reasonable  basis,  being  presented  by  business  activities  used  by  the Executive Board to make resource allocation decisions. and performance evaluation.When  calculating  segmented  results,  transactions  with  third  parties, including  jointly  controlled  and  associated  companies,  and  transfers between   business   segments   are   considered.   Transactions   between business  segments  are  valued  at  internal  transfer  prices calculated based on methodologies that take into account market parameters, and these  transactions  are  eliminated,  outside  the  business  segments,  for the   purpose   of   reconciling   the   segmented   information   with   the consolidated financial statements of the company. company.As a result of the divestments in 2019, the strategy of repositioning its portfolio   foreseen   in   the   Strategic   Plan   2020-2024,   approved   on November   27,   2019,   as   well   as   the   materiality   of   the   remaining businesses, the company reassessed the presentation of the Distribution and  Biofuels,  which  are  now  included  in  the Corporate and other businesses.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer